January 21, 2020

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C.  20549

Attention: Robert Shapiro, Senior Staff Accountant

Re:                             Tailored Brands, Inc.
Form 10-K for the Fiscal Year Ended February 2, 2019
Filed March 29, 2019
Form 10-Q for the Fiscal Quarter Ended November 2, 2019
Filed December 12, 2019
File No. 001-16097

Dear Mr. Shapiro:

Tailored Brands, Inc. (the “Company”) filed (i) its Annual Report on Form 10-K for the fiscal year ended February 2, 2019 (the “10-K”) on March 29, 2019 and (ii) its Form 10-Q for the fiscal quarter ended November 2, 2019 (the “10-Q”) on December 12, 2019.  By letter dated January 8, 2020, the Company received a comment from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission relating to the 10-K and the 10-Q (the “Comment”).  The following numbered paragraph repeats the Comment for your convenience, followed by the Company’s response to the Comment.

Form 10-Q for the Fiscal Quarter Ended November 2, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Cash Flow Activities

Operating activities, page 50

1.                                      You assert a portion of the $212.3 million decrease in cash provided by operating activities in the current period was due to lower net earnings after adjusting for non-cash items. However, net income after adjusting for non-cash items in the statement of cash flows appears to have provided an increase to operating cash flows of $68.2 million for the current period. Please clarify this difference for us.

Additionally, please provide a more robust analysis of the $212.3 million decrease so that investors may have a more fulsome understanding. In so doing, discuss underlying factors

6380 Rogerdale Road  •  Houston, Texas 77072  •  Phone: (281) 776-7000

contributing to the fluctuation in each of accounts payable, accrued expenses and other current liabilities caused by timing that you disclose as a reason for the variance. Also, it appears the unfavorable changes in “other liabilities” and “other assets” of $143.7 million and $27.4 million, respectively, reported on the statement of cash flows may have contributed to the decrease but there is no mention of these in your analysis. Refer to section IV.B.1 of SEC Release No. 33-8350 for guidance on clearly and fully explaining changes in operating cash, and quantify all factors pursuant to section 501.04 of the Staff’s Codification of Financial Reporting.  Please provide us with a copy of your intended revised disclosure.

Response:

The Company respectfully acknowledges the Staff’s comment and offers the following explanation as clarification of how the Company calculated the decrease in its current period net earnings after adjusting for non-cash items.

As described in Note 14 of the Form 10-Q, the Company adopted ASU No. 2016-02, Leases (Topic 842), and all related amendments (“ASC 842”), effective February 3, 2019, using the modified retrospective approach.   In addition, as a result of the Company’s election to apply the optional transition method, the comparative period information was not restated and continues to be reported under the accounting standards in effect for the period presented.

In accordance with ASC 842, the Company included non-cash lease expense totaling $147.6 million as a non-cash add-back to the operating activities section of the statement of cash flows for the nine months ended November 2, 2019, which reflects the portion of the lease expense that amortized the right-of-use asset.  A corresponding use of cash related to operating lease liabilities totaling approximately $147.3 million is included in the operating activities section of the statement of cash flows within the change in other liabilities of $148.7 million.  Because these amounts essentially offset and are not comparable to the prior period presented, the Company excluded the $147.6 million in non-cash lease expense from its calculation of current period net earnings after adjusting for non-cash items.  Accordingly, the Company’s analysis of the $212.3 million decrease in cash provided by operating activities reflected a decrease of $79.4 million in net earnings after adjusting for non-cash items.  The Company acknowledges that its disclosure of its calculation of net earnings after adjusting for non-cash items was not as clear as it could have been and has prepared a draft revised disclosure, to be included in future filings, as set forth below.

In addition, the Company notes the Staff’s request for a more robust analysis of the $212.3 million decrease in cash provided by operating activities, including a discussion of the underlying factors contributing to the fluctuation in each of accounts payable, accrued expenses and other current liabilities caused by the timing that the Company disclosed as a reason for the variance.  In this regard, the Company respectfully advises the Staff that the fluctuation in the accounts payable, accrued expenses and other current liabilities line item primarily relates to an $85.5 million change in accounts payable attributable to the timing of inventory receipts and related vendor payments, vendor payment terms and timing of capital expenditure projects.

As noted above, the Company did not discuss the unfavorable change of $143.7 million in “other liabilities” as this line item is substantially composed of operating lease liabilities and is essentially offset by non-cash lease expense, which resulted in an immaterial impact on cash flow from operations.  With respect to the unfavorable change of $27.4 million in “other assets”, the Company respectfully advises the Staff that the Company classifies its income tax receivable balances within “other assets” and, therefore, the Company’s disclosure of “anniversarying a $15.0 million income tax refund received in the third quarter last year” is the primary driver of the $27.4 million unfavorable change within “other assets.”

However, the Company acknowledges the Staff’s comment and, in future filings, will provide a more robust comparative analysis of material changes in net cash provided by operating activities, including discussing the significant factors underlying material changes in individual cash flow line items and quantifying amounts where appropriate.  The following paragraph sets forth draft expanded disclosures, updated from the Form 10-Q, as an example of additional information the Company will provide in future filings (updates are underlined):

“Net cash provided by operating activities was $65.6 million and $277.8 million for the first nine months of 2019 and 2018, respectively.  The adoption of new lease accounting guidance in 2019 resulted in the recognition of non-cash lease expense totaling $147.6 million and a corresponding use of cash totaling approximately $147.3 million related to operating lease liabilities included in other liabilities.  As the adoption of the lease accounting guidance did not materially impact our cash flow from operations for the first nine months of 2019, our explanation of the year-over-year decrease excludes these amounts.  The $212.3 million decrease was primarily driven by several factors.  First, a decrease in our net earnings, after adjusting for non-cash items other than non-cash lease expense, totaling $79.4 million, primarily driven by the decrease in our operating income this year compared to last year.    Next, approximately $84.0 million of the decrease in cash provided by operating activities relates to fluctuations in accounts payable, accrued expenses and other current liabilities primarily related to accounts payable due to timing of inventory receipts and related vendor payments, vendor payment terms and capital expenditure projects.  Also, approximately $15.0 million of the decrease in cash provided by operating activities is due to anniversarying a $15.0 million income tax refund, which is classified within other assets, received in the third quarter last year.  Lastly, approximately $11.1 million of the decrease in cash provided by operating activities is related to a planned increase in purchases of rental product.

***

If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact A. Alexander Rhodes, Executive Vice President and General Counsel at 510-723-8669.

Very truly yours,

/s/ Jack P. Calandra
Jack P. Calandra
Executive Vice President, Chief Financial Officer and Treasurer